Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
The following summary describes the capital stock of Penguin Solutions, Inc. (“Penguin Solutions,” the “Company,” “we,” “us” or “our”) and certain provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, the Amended and Restated Investor Agreement, dated as of June 30, 2025, by and between Penguin Solutions and Astra AI Infra LLC (the “Investor Agreement”), the Certificate of Designation of Convertible Preferred Stock of Penguin Solutions, Inc. (the “Certificate of Designation”), and the General Corporation Law of the State of Delaware (the “DGCL”). This summary does not purport to be complete and is qualified by reference to our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, the Investor Agreement, and the Certificate of Designation, each of which has been previously filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the applicable provisions of the DGCL.
General
Our authorized capital stock consists of 200,000,000 shares of common stock, $0.03 par value per share, and 30,000,000 shares of preferred stock, $0.03 par value per share.
Common Stock
Voting Rights
Shares of our common stock are entitled to one vote per share. Our stockholders will not be entitled to cumulative voting for the election of directors. As a result, subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, at a duly called or convened meeting of stockholders at which a quorum is present, a plurality of the votes cast will be able to elect all of the directors then standing for election.
Conversion Rights
Shares of our common stock are not convertible into any other security.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred shares, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors (our “Board”) out of legally available funds. Dividends may be paid in cash, in property or in shares of our capital stock. Declaration and payment of any dividend will be subject to the discretion of our Board. The time and amount of dividends will be dependent upon our results of operations, financial condition, contractual restrictions and capital requirements, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our Board may consider relevant.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the funds and net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock, including, if applicable, the Issued Convertible Preferred Stock (as defined below).
Pre-Emptive, Redemption and Similar Rights
Holders of shares of our common stock do not have pre-emptive, subscription, or redemption rights. There are no redemption or sinking fund provisions applicable to our common stock.
Fully Paid and Non-Assessable
All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock
General
Our Amended and Restated Certificate of Incorporation authorizes our Board to issue preferred stock in one or more series and to determine the preferences, limitations and relative rights of any shares of preferred stock that it shall choose to issue, without vote or action by the stockholders. Pursuant to this authority, our Board created a series of 200,000 shares of our preferred stock having a par value of $0.03 per share, designated as convertible preferred stock (the "Issued Convertible Preferred Stock"), which has the rights, preferences, powers, privileges, designations and restrictions, including voting rights, dividend rights, conversion rights, company redemption rights and liquidation preferences provided for under Delaware law and the Certificate of Designation.
Issued Convertible Preferred Stock
Ranking
Issued Convertible Preferred Stock ranks, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of our affairs:
•senior to all classes or series of our common stock and all classes or series of our capital stock now or hereafter authorized, issued or outstanding expressly designated as ranking junior to shares of Issued Convertible Preferred Stock;
•on parity with any other class or series of our capital stock expressly designated as ranking on parity with shares of Issued Convertible Preferred Stock; and
•junior to any other class or series of our capital stock expressly designated as ranking senior to Issued Convertible Preferred Stock, none of which exists on the date hereof.
The term “capital stock” does not include convertible or exchangeable debt securities. Shares of Issued Convertible Preferred Stock will also rank junior in right of payment to other existing and future debt obligations.
Dividends
Holders of shares of Issued Convertible Preferred Stock are entitled to receive, whether or not there are funds legally available for the payment of dividends, cumulative dividends at the rate of 6.000% per annum on the sum of (i) the original issue price thereof, plus (ii) any compound dividends thereon (“Accumulated Stated Value”).
If, as and when declared by our Board, such dividends shall be payable in cash quarterly in arrears on or about the 15th day of February, May, August and November of each year commencing on August 15, 2025 (each, a “Dividend Payment Date”). Any such dividends that we do not elect to declare and pay in cash shall compound quarterly on the applicable Dividend Payment Date and will be added to the then current Accumulated Stated Value. However, to the extent compounded dividends with respect to any Dividend Payment Date would result in the number of shares of common stock into which the shares of Issued Convertible Preferred Stock would be converted being in excess of the Common Stock Issuance Limitation (as defined in the Certificate of Designation) for any or all holders of shares of Issued Convertible Preferred Stock, then, to the extent of such excess, we will declare the applicable dividend and make the dividend payment on such Dividend Payment Date in cash.
The amount of any dividend payable on shares of Issued Convertible Preferred Stock for each dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. A “dividend period” is, other than in the case of the initial dividend period, the respective period commencing on and including each Dividend Payment Date and ending on, and including, the calendar day preceding the next Dividend Payment Date. The initial dividend period commenced on June 30, 2025 and concluded on August 14, 2025. An amount equal to the accrued but unpaid dividends owed to former holders of Penguin Solutions Cayman (as defined below) convertible preferred shares prior to the completion of the U.S. Domestication (as defined below) on June 30, 2025 was added to the amount of the dividend paid on the initial dividend payment date. Dividends will be payable to holders of record of shares of Issued Convertible Preferred Stock as they appear in our stock records at the close of business on the applicable record date, which will be February 1, May 1, August 1 and November 1, or such other record date designated by our Board as the record date for the payment of dividends that does not precede the date upon which the resolution fixing such date is adopted and is not more than 60 days prior to the applicable Dividend Payment Date.
Liquidation Preference
Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, before any distribution or payment will be made to holders of our common stock or any other class or series of our capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, junior to Issued Convertible Preferred Stock, the holders of shares of Issued Convertible Preferred Stock are entitled to be paid out of our assets legally available for distribution to stockholders, after payment of or provision for our debts and other liabilities (including any class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, senior to shares of Issued Convertible Preferred Stock), a liquidation preference of the greater of (a) the amount such holder would receive had such holder converted their shares of Issued Convertible Preferred Stock to shares of our common stock at the Conversion Price (as defined below) immediately prior to such voluntary or involuntary liquidation, dissolution or winding up and (b) such holder’s Liquidation Preference (as defined in the Certificate of Designation). If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Issued Convertible Preferred Stock and the corresponding amounts payable on all shares of each other class or series of our capital stock ranking, as to rights upon voluntary or involuntary liquidation, dissolution or winding up, on parity with shares of Issued Convertible Preferred Stock in the distribution of assets, then holders of shares of Issued Convertible Preferred Stock and each such other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with shares of Issued Convertible Preferred Stock share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
Holders of shares of Issued Convertible Preferred Stock are entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, dissolution or winding up of our affairs not less than 10 days prior to the voluntary or involuntary liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, holders of shares of Issued Convertible Preferred Stock have no right or claim to any of our remaining assets. Each of (a) any transaction (or series of related transactions) following which our pre-transaction stockholders no longer hold equity securities representing at least a majority of the voting power to elect our Board and (b) the sale, lease, exclusive license, or other disposition of all or substantially all the assets of our Company and our subsidiaries, whether by purchase, and sale, merger, consolidation, or otherwise, will be deemed to constitute a liquidation, dissolution or winding up of our affairs unless the holders of at least two-thirds (2/3rds) of the then outstanding shares of Issued Convertible Preferred Stock elect otherwise by written notice sent to us at least 5 days prior to the effective date of any such event.
Company Redemption Right
Shares of Issued Convertible Preferred Stock are not redeemable upon or repurchased upon the election of the holders of Issued Convertible Preferred Stock.
Beginning on December 13, 2029 and provided that all authorizations or approvals necessary to enable holders of Issued Convertible Preferred Stock to convert such shares into our common stock, and for such holders to own such shares of our common stock, have been obtained, we may, at our option, if we have funds legally available for the purpose of redemption, upon not fewer than 30 and not more than 60 days’ prior written notice, redeem all (and not less than all) outstanding shares of Issued Convertible Preferred Stock, at any time or from time to time, for cash at a redemption price of the Accumulated Stated Value, together with all accrued and unpaid dividends (whether or not declared) to the date of redemption, without interest, to the extent such accrued and unpaid dividends are not Compounded Dividends (as defined in the Certificate of Designation) as of such time. We will deliver notices of redemption not less than 30 nor more than 60 days prior to the redemption date. In addition to any information required by law or by the applicable rules of any exchange upon which Issued Convertible Preferred Stock may be listed or admitted to trading, each notice will state:
•the redemption date;
•the redemption price;
•the Conversion Price (as defined below); and
•that we will redeem all shares of Issued Convertible Preferred Stock on the redemption date.

All shares of Issued Convertible Preferred Stock that are so redeemed will be automatically and immediately cancelled and retired and may not be reissued, sold or transferred.
Notwithstanding receipt of a redemption notice, each holder of Issued Convertible Preferred Stock shall have the ability to convert such holder’s Issued Convertible Preferred Stock into our common stock based on the then-applicable Conversion Price prior to the redemption date.
Voluntary Conversion
At any time and from time to time, each holder of Issued Convertible Preferred Stock has the right to convert any number or all of the shares of Issued Convertible Preferred Stock held by such holder into our common stock.
To effect such a voluntary conversion, a holder of Issued Convertible Preferred Stock must provide written notice to our transfer agent indicating the number of shares of Issued Convertible Preferred Stock they wish to convert and, if applicable, any event on which such conversion is contingent. This notice must include the holder’s name or the names of any nominees in whose name the shares of our common stock are to be issued. The conversion is effective at the close of business on the day the notice is received by the transfer agent, or once all contingent events (if any) have occurred, whichever is later, and at such time the shares of our common stock issuable upon such conversion are deemed to be outstanding. We will then register the holder or their nominees as the official holders of the full number of shares of our common stock issued upon conversion and will pay cash for any fractional shares that would otherwise be issued, as described below.
The number of shares of our common stock into which each share of Issued Convertible Preferred Stock is convertible is equal to the quotient obtained by dividing (i) the product of (a) the number of shares of Issued Convertible Preferred Stock to be converted multiplied by (b) the sum of (1) the Accumulated Stated Value and (2) accumulated Compounded Dividends, and (3) all accrued and unpaid dividends (whether or not declared) up to but excluding the date of conversion, by (ii) the Conversion Price in effect at the time of conversion. The “Conversion Price” initially equals $32.80784 per share and is subject to adjustment as described below.
The Conversion Price is subject to pro rata adjustments for any subdivisions of the outstanding shares of our common stock, combination or consolidation of the outstanding shares of our common stock, dividends or other distributions payable in shares of our common stock to holders of our common stock as follows:
•if we effect a subdivision of the outstanding shares of our common stock, the Conversion Price in effect immediately before the subdivision shall be proportionately decreased such that the number of shares of our common stock issuable upon conversion of each share of Issued Convertible Preferred Stock increases in proportion to the increase in the total number of shares of our common stock outstanding;
•if we combine or consolidate the outstanding shares of our common stock, the Conversion Price in effect immediately before the combination or consolidation shall be proportionately increased such that the number of shares of our common stock issuable upon conversion of each share of Issued Convertible Preferred Stock decreases in proportion to the decrease in the total number of shares of our common stock outstanding; and
•if we make or issue, or fix a record date for, a dividend or other distribution payable in shares of our common stock to holders of shares of our common stock, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately before such event by a fraction, the numerator of which is the total number of shares of our common stock outstanding immediately prior to such event, and the denominator of which is the sum of (a) the total number of shares of our common stock outstanding immediately prior to such event plus (b) the number of shares of our common stock issuable in payment of such dividend or distribution.
Mandatory Conversion
Effective as of the Mandatory Conversion Time (as defined below) and provided that the Mandatory Conversion Conditions (as defined below) have been satisfied, we shall be entitled to require all (but not less than all) outstanding Issued Convertible Preferred Stock to be converted into our common stock at the Conversion Price in effect immediately prior to such conversion.

The “Mandatory Conversion Time” means a date following December 13, 2026 upon which the daily volume weighted average price of our common stock on each day of any 15 consecutive trading day period following December 13, 2026 (ending on the trading day immediately prior to delivery of a Mandatory Conversion Notice) equals or exceeds 150% of the Conversion Price.
The “Mandatory Conversion Conditions” are as follows: (i) all authorizations or approvals necessary to enable holders of Issued Convertible Preferred Stock to convert such shares into our common stock, and for such holders to own such shares of our common stock, have been obtained, (ii) an effective shelf registration statement covers the resale of our common stock issued upon conversion and (iii) such shares of our common stock are listed on Nasdaq or, in certain scenarios, the New York Stock Exchange or both such exchanges.
We shall provide written notice of a mandatory conversion (a “Mandatory Conversion Notice”) no later than 10 business days following the Mandatory Conversion Time. The Mandatory Conversion Notice must state:
•that we have exercised our mandatory conversion right;
•the date of the Mandatory Conversion Time and the date for settlement of such mandatory conversion;
•the Conversion Price at the Mandatory Conversion Time; and
•a certification that all authorizations or approvals necessary to enable holders of Issued Convertible Preferred Stock to convert such shares into our common stock, and for such holders to own such shares of our common stock, have been obtained.
As soon as practicable following the Mandatory Conversion Notice, we will register our common stock due upon conversion to each holder or their respective nominee(s) and deliver to such holders cash in lieu of fractional shares otherwise issuable upon such conversion. We cannot exercise our mandatory conversion right in respect of any Issued Convertible Preferred Stock as to which a redemption notice has been duly delivered by us.
No Maturity, Sinking Fund or Mandatory Redemption
Issued Convertible Preferred Stock has no maturity date and we are not required to redeem Issued Convertible Preferred Stock at any time. Accordingly, Issued Convertible Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right or mandatory conversion right, or holders of Issued Convertible Preferred Stock exercise their voluntary conversion right. Shares of Issued Convertible Preferred Stock are not subject to any sinking fund.
Voting Rights
Holders of Issued Convertible Preferred Stock have the voting rights set forth in the Certificate of Designation relating to such shares.
Except as prohibited by applicable law, each holder of Issued Convertible Preferred Stock is entitled to (i) vote as a single class with the holders of our common stock on all matters submitted for a vote of holders of our common stock, (ii) in connection with such vote, vote a number of votes equal to the largest number of whole shares of common stock in which all Issued Convertible Preferred Stock held of record by such holder could then have been converted pursuant to the conversion procedures described above at the applicable record date for such vote or, absent such a record date, at the date such vote is taken, and (iii) receive notice of and attend all stockholders’ meetings (or receive notice of proposed action by written resolutions and the right to provide or withhold consent) and receive copies of all notices and other materials sent by us to the holders of our common stock relating to such meetings.
For so long as SK Telecom Co., Ltd. (“SK”) or its subsidiaries or affiliates together beneficially own Issued Convertible Preferred Stock (and our common stock issued with respect thereto) representing at least 5% of our common stock then outstanding, calculated on a fully-diluted basis (such period, the “Director Period”), SK and its affiliates that hold Issued Convertible Preferred Stock, acting together, may nominate to be elected or appointed to our Board: (i) one director, if the total number of directors is 11 or fewer, and (ii) two directors, if the total number of directors is 12 or greater (any such director, an “Investor Designee”), provided that each such director meets customary qualification requirements and is reasonably acceptable to our Board at the time of his or her designation. The rights of SK and its affiliates with respect to the Investor Designees are not transferable to a third party without our prior written consent.

During the Director Period (i) our Board shall nominate the Investor Designee(s) or their designated successors for appointment or re-appointment at the applicable stockholder meetings and use commercially reasonable efforts to cause such Investor Designees to be appointed or re-appointed, (ii) we shall use reasonable best efforts to cause the appointment of each Investor Designee, including voting all unrestricted proxies in their favor and recommending approval of their appointment, and (iii) neither we nor our Board will decrease the size of our Board if such decrease would require an Investor Designee to resign.
If an Investor Designee resigns, is removed, or otherwise vacates his or her office as a director during the Director Period, SK and its affiliates that hold Issued Convertible Preferred Stock, acting together, have the right to select a replacement Investor Designee subject to the requirements set forth above. Subject to compliance with the foregoing sentence, our Board will be required to appoint such replacement to serve the remaining term of the departing Investor Designee within 20 days following receipt of such replacement’s name and relevant background information.
So long as any shares of Issued Convertible Preferred Stock remain outstanding, we will not take certain specified actions as provided in the Certificate of Designation (such as amending our Amended and Restated Certificate of Incorporation in a manner adverse to the powers, rights, preferences, restrictions or privileges of the Issued Convertible Preferred Stock, declaring a dividend or repurchasing shares (subject to exceptions), or issuing additional shares of Issued Convertible Preferred Stock), without the prior written consent or affirmative vote of the holders of at least two-thirds (2/3rds) of the then-outstanding Issued Convertible Preferred Stock.
In addition, for so long as SK or its subsidiaries or affiliates together beneficially own Issued Convertible Preferred Stock (or our common stock issued with respect thereto) representing at least 7.5% of the issued and outstanding shares of our common stock, calculated on a fully-diluted basis, we may not, without the prior written consent or waiver of SK or such subsidiaries or affiliates or the approval of our Board (including the vote or consent of each Investor Designee), incur, assume or otherwise become liable for Indebtedness (as defined in the Certificate of Designation) if, as a result thereof, the Total Leverage Ratio (as defined in the Certificate of Designation) would exceed 5.00 to 1.00 as of the last day of any fiscal quarter of ours.
Notwithstanding any provisions to the contrary in our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, the holders of shares of Issued Convertible Preferred Stock are permitted to act by written consent.
Book-Entry Procedures
Issued Convertible Preferred Stock is only issued via book-entry to the applicable account(s) registered in the name of the holders thereof.
Annual Stockholder Meetings
Our Amended and Restated Bylaws provide that annual stockholder meetings will be held at a date, place (if any) and time, as exclusively selected by our Board. To the extent permitted under applicable law, we may, but are not obligated to, conduct meetings by remote communications, including by webcast.
Private Placement Investor and Registration Rights
Investor Agreement
General
On July 14, 2024, Penguin Solutions (Cayman), Inc., a Cayman Islands exempted company (formerly known as SMART Global Holdings, Inc., “Penguin Solutions Cayman”), entered into a Securities Purchase Agreement with SK (the “Purchase Agreement”), pursuant to which it sold in a private placement (the “2024 Private Placement”) 200,000 convertible preferred shares to SK, to be directly held by a special purpose vehicle formed by SK to consummate the investment, Astra AI Infra LLC, a Delaware limited liability company and wholly-owned subsidiary of SK (“Astra,” generally referenced together with SK and its subsidiaries and affiliates in this subsection as “SK” for convenience). In connection with the 2024 Private Placement, Penguin Solutions Cayman also entered into an investor agreement with Astra, dated December 13, 2024, pursuant to which it agreed to register for resale the shares of common stock issuable to SK in the 2024 Private Placement (the “Existing Investor Agreement”). In connection with the redomiciliation of the parent company of our corporate group from the Cayman Islands to the State of Delaware in the United States (the “U.S. Domestication”), the Existing Investor Agreement, providing for certain rights and restrictions relating to SK’s investment in Penguin Solutions Cayman’s convertible preferred shares, was amended and assumed by us, such that the existing rights and restrictions applied in respect of SK’s holdings of the Issued Convertible Preferred Stock following the consummation of our U.S. Domestication.
Standstill
The Investor Agreement contains a standstill restriction that, subject to certain exceptions, restricts SK and its affiliates from acquiring additional shares of our common stock or other securities exercisable into our common stock, making tender offers or similar offers for shares of our common stock, or engaging in certain other activities that could lead to a change of control of us, in each case without the approval of us or our Board. The standstill will remain in place until the later of (i) December 13, 2025 or (ii) 30 days after no Investor Designee (as defined in the Investor Agreement) serves on our Board.
Restrictions on Transfer
The Investor Agreement contains a “lock-up” period during which neither SK nor its affiliates are permitted to dispose of their shares of Issued Convertible Preferred Stock or certain shares of our common stock acquired by them, in each case without the approval of a majority of the directors of our Board (exclusive of the vote of the director designee of SK). The initial lock-up term will last until December 13, 2025; certain restrictions on the volume of certain dispositions of shares of Issued Convertible Preferred Stock to certain parties last until December 13, 2026.
Voting Requirements
Pursuant to the voting requirements contained in the Investor Agreement, SK and its affiliates are required (i) for so long as the standstill is in effect, to vote their shares of Issued Convertible Preferred Stock in accordance with the recommendation of our Board and (ii) for so long as the shares of Issued Convertible Preferred Stock purchased by SK remain outstanding, to vote such shares of Issued Convertible Preferred Stock in accordance with the recommendation of our Board on all matters for which the shares of Issued Convertible Preferred Stock are entitled to vote as a separate class and for which their prior consent is not required pursuant to the Certificate of Designation.
Investor Designees
The Investor Agreement contains additional terms governing the Investor Designees consistent with those discussed above in “—Voting Rights”.
Participation Rights
The Investor Agreement provides SK and its affiliates owning Issued Convertible Preferred Stock the right to purchase a portion of certain new securities issued by us as required to maintain their ownership of us on a fully diluted basis. Such new securities are expected to be made available for purchase by SK and its affiliates on the same terms and conditions applicable to, and for the same price paid by, the purchaser(s) in such issuance of new securities.
Registration Rights
Pursuant to our obligations under the Investor Agreement, on August 27, 2025 we filed a shelf registration statement on Form S-3 with the SEC (Registration No. 333-289893) covering, among other things, the resale of our common stock issued upon the conversion of SK’s shares of Issued Convertible Preferred Stock, or certain other securities issued in respect of SK’s shares of Issued Convertible Preferred Stock. Pursuant to the Investor Agreement, we agreed to use commercially reasonable efforts to maintain the effectiveness of the registration statement from once it is declared effective until the earlier of the date that: (i) all of the “Registrable Securities” (as such term is defined in the Investor Agreement) have been sold pursuant to such registration statement or (ii) such Registrable Securities cease to be Registrable Securities. Subject to certain limitations, we anticipate SK may deliver take-down notices to us indicating that it will sell, pursuant to either an underwritten or non-underwritten offering, certain of the securities covered by the shelf registration statement. SK will also be entitled to make certain requests for demand registrations and will have certain “piggyback” rights to include its registrable securities in certain registration statements filed by us.

Information Rights
The Investor Agreement provides that we shall, at SK’s written request and subject to certain exceptions, give SK reasonable access to the books, records and financial information relating to the operations of our Company and our subsidiaries, to the extent reasonably requested by SK in connection with the preparation of SK’s financial statements or tax returns, or as required in connection with SK’s compliance with its obligations under applicable laws and regulations relating to foreign exchange transactions.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law
The DGCL contains and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage acquisitions that some stockholders may favor.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the voting power of a corporation’s voting stock and a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Undesignated Preferred Stock
The ability to issue undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of us.
Stockholder Action and Special Stockholder Meetings
Our Amended and Restated Certificate of Incorporation provides that except as otherwise provided in the Amended and Restated Certificate of Incorporation or in the applicable certificate of designation related to any series of preferred stock (including the Issued Convertible Preferred Stock), any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of its stockholders and may not be effected by any consent in writing by its stockholders. Our Amended and Restated Certificate of Incorporation further provides, subject to the special rights of the holders of one or more outstanding series of preferred stock (including the holders of Issued Convertible Preferred Stock), that special meetings of our stockholders may be called only by or at the direction of our Board, the Chairperson of our Board or our Chief Executive Officer or President, thus prohibiting a stockholder (in his, her or its capacity as a stockholder) from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Amended and Restated Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Amended and Restated Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed.

We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
Supermajority Requirements for Certain Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Certain amendments to our Amended and Restated Certificate of Incorporation require the approval of 66-2/3% of the voting power of all then-outstanding shares of our Company entitled to vote thereon, voting together as a single class.
Composition of Our Board of Directors; Election and Removal of Directors; Filling Vacancies
Our Board determines by resolution the total number of directors that will constitute the whole board of directors. Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors (including the Issued Convertible Preferred Stock), in any election of directors at a duly called or convened meeting of stockholders at which a quorum is present, a director nominee for our Board is elected by the affirmative vote of a plurality of the votes cast with respect to such director. An incumbent director who is nominated for an election and fails to receive a plurality of the votes present and voting for such director’s re-election would be expected to tender their resignation to us.
Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors (including the holders of Issued Convertible Preferred Stock), our directors are divided into three staggered classes, with each director assigned into one of the three classes and the directors in each such class serving initial terms expiring at the first, second, and third annual meetings of stockholders following the completion of the U.S. Domestication, respectively, and subsequent terms expiring at the annual meeting of stockholders in the third year following the year of such directors’ respective elections. Additionally, subject to maintaining certain ownership thresholds, the holders of Issued Convertible Preferred Stock have the right to nominate one director to our Board if the total number of our directors is 11 or less, and two directors if the total number of our directors is 12 or more.
The division of our Board into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of its management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.
Our Amended and Restated Certificate of Incorporation provides that, subject to the special rights of the holders of one or more outstanding series of preferred stock (including the Issued Convertible Preferred Stock) to elect directors, our directors may be removed only for cause and only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all then-outstanding voting stock entitled to vote at an election of directors. Furthermore, subject to (i) the special rights of the holders of one or more outstanding series of preferred stock to elect directors and (ii) the rights of our stockholders to fill a vacancy created by the removal of a director at a meeting of stockholders held for that purpose, a majority of our Board has the exclusive right to appoint a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Choice of Forum
Our Amended and Restated Certificate of Incorporation provides that, except for claims for which the U.S. federal courts have jurisdiction, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following: any derivative action, suit or proceeding brought on our behalf; any action, suit or proceeding asserting a claim of a breach of fiduciary duty; any action, suit or proceeding arising pursuant to the DGCL, our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification
Our Amended and Restated Certificate of Incorporation provides that we have the power to provide rights to indemnification and advancement of expenses to, among others, our current and former directors and officers. The DGCL provides that the certificate of incorporation may not eliminate or limit the liability of:
•a director or officer for any breach of the director or officer’s duty of loyalty to us or our stockholders;
•a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•a director pursuant to Section 174 of the DGCL;
•a director or officer for any transaction from which the director or officer derived an improper personal benefit; or
•an officer in any action by or in the right of us.
Our Amended and Restated Bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also required to advance certain expenses (including attorneys’ fees) to our directors and officers and are expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We have entered into agreements to indemnify our directors and executive officers as determined by our Board. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for an alleged breach of fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damages.
Listing
Our common stock is currently listed on Nasdaq under the symbol “PENG”. We will not seek to list the Issued Convertible Preferred Stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Suite 101, Canton, Massachusetts 02021.